Exhibit 99.1

Foresight: Eye-Net, Renault Group and Orange Achieved Excellent Results in Large-Scale Live Public Transportation Project in France

Following a very successful collaboration, the parties are in active commercial discussions to pursue joint commercialization of the solution

Ness Ziona, Israel – February 9, 2026 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that its majority-owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), together with Renault Group, Orange S.A. (“Orange”) and other participants, have successfully completed the previously announced large-scale live trial of the SafeCycloMove “Collision Prevention” project in the city of Bordeaux, France. The initiative is a part of Eye-Net’s ongoing collaboration with Software République to advance smart mobility innovation and support efficient urban transportation in France and across Europe.

The live trial demonstrated positive technical performance across all key parameters, including positioning accuracy, ultra-low latency, stable real-time communication, and full scalability under heavy load. These results confirm the real-world readiness of Eye-Net’s vehicle-to-everything (“V2X”) collision-prevention technology in a live public-transportation environment involving buses and cyclists.

“We are extremely satisfied with the results of this large-scale trial and the successful collaboration with our strategic partners for this trial, including Renault Group and Orange,” said Haim Siboni, Chief Executive Officer of Eye-Net. “We believe that these strong results have paved the way for ongoing advanced commercial discussions with our key partners to explore the next phases of implementation and commercialization.”

Led by the Lab TBMouv, Bordeaux Métropole and Keolis Bordeaux Métropole Mobilités, during the trial, Eye-Net’s Software development kit was integrated into several different applications at the same time, including an app by Orange, Keolis’ TBM app for cyclists, and the Atos app installed inside buses, all in collaboration with Renault Group, Allianz, Atos SE and the Bordeaux INP. The trial took place across Bordeaux’s public transportation network. Eye-Net’s alerting system was integrated into the TBM Mobility App, a public transit navigation platform, enabling real-time data exchange between buses and cyclists to help prevent collisions with vulnerable road users, particularly in areas with obstructed visibility.

The trial evaluated the performance and reliability of cooperative collision-prevention alerts, collected feedback from real users, and assessed technical readiness and user acceptance to support broader deployment across transportation networks.

About Eye-Net

Eye-Net develops next-generation V2X collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the real-world readiness of Eye-Net’s V2X collision-prevention technology in a live public-transportation environment involving buses and cyclists and its belief that that these strong results have paved the way for ongoing advanced commercial discussions with its key partners to explore the next phases of implementation and commercialization. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com